Exhibit G


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     January __, 2004

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by February __, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After February __, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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METROPOLITAN EDISON COMPANY, ET AL. (70-[___])
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     Metropolitan Edison Company ("Met-Ed"), Pennsylvania Electric Company
("Penelec"), and Pennsylvania Power Company ("Penn Power") (each an "Applicant" and collectively the "Applicants"), whose principal business address is at 76 South Main Street, Akron, Ohio 44308, have filed an application/declaration pursuant to Sections 6(a), 7, 9(a)(1), 10, 12(c) and 12(f) of the Act and Rules 43, 46 and 54 thereunder. Met-Ed and Penelec are direct wholly-owned public-utility subsidiaries of FirstEnergy Corp. ("FirstEnergy"), a registered holding company, and Penn Power is an indirect wholly-owned public-utility subsidiary of FirstEnergy. The Applicants are seeking authorization to form and acquire all of the membership interests in separate Delaware limited liability companies to which each Applicant will sell its respective customer accounts receivables.

     The Applicants are FirstEnergy's principal operating public-utility subsidiaries in Pennsylvania. Met-Ed provides electric transmission and distribution services to approximately 495,000 customers in a 3,300 square-mile


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area of eastern and south central Pennsylvania. Penelec provides electric transmission and distribution services to approximately 580,000 customers in a 17,600 square-mile area of western, northern and south central Pennsylvania. Penn Power serves approximately 138,000 customers in a 1,100 square-mile area of western Pennsylvania.

     Each Applicant requests authorization to form and acquire all of the equity securities of a special purpose entity (each an "SPE" and collectively the "SPEs"), to which each Applicant will sell its customer accounts receivable ("Receivables"). Each of the SPEs will be organized under Delaware law as a single-member limited liability company. It will have nominal capital and will conduct no business operations or own any assets other than the Receivables purchased from its parent. It is stated that each Applicant will enter into a substantially identical Receivables Sale Agreement ("RSA") with its respective SPE, and that each SPE, in turn, will enter into a Receivables Purchase Agreement ("RPA") pursuant to which the SPE will fund its purchase of Receivables by selling, on a revolving basis, undivided ownership interests in the Receivables to one or more entities through Bank One, NA, acting as Agent.

     It is further stated that the sale of Receivables by the Applicants is intended to be a true sale in that it will provide the SPEs to which Receivables are sold with full benefits of ownership. The Applicants do not intend these transactions to be, or for any purpose to be characterized as, loans from an SPE to the Applicant which owns the SPE. The Applicants will not have any obligation to repurchase Receivables that they have sold.

     Under each RSA, an Applicant will sell and assign to its respective SPE all of its right, title and interest to its Receivables (together with any security that may have been obtained from customers and collections by the Applicant on such Receivables). The Receivables will be sold to the SPE, without recourse (except as described below), at a discount using a discount rate to be determined from time to time based on, among other factors, the SPE's cost of funds (as described below) and the risk of non-payment by the obligors on the Receivables. Each SPE will finance the purchase of the Receivables, first, using the funds obtained from investors and financial institutions under the related RPA (as described below), second, by delivery of the proceeds of a subordinated revolving loan by the SPE's parent (a "Subordinated Loan"), and third, by accepting a contribution of Receivables to its capital in an amount equal to the remaining balance of the purchase price for the Receivables./1/

     Each SPE will fund its initial and subsequent purchases of Receivables by selling, on a revolving basis, undivided ownership interests in the pool of Receivables that it owns to a conduit established to issue and sell commercial paper (the "Conduit") and/or one or more financial institutions (the "Financial Institutions," and together with the Conduit, the "Purchasers") pursuant to the RPA. The maximum purchase commitment of the Purchasers under the RPAs are $80 million in the case of Met-Ed, $75 million in the case of Penelec, and $25 million in the case of Penn Power.


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1   The use of the Subordinated Loan/capital contribution mechanism is intended to address the periodic mismatch between the amount of Receivables available for sale by an Applicant and the amount of cash that its SPE has available to purchase those Receivables.


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     Under each RPA, the SPE is obligated to pay to Bank One, NA, as Agent for the Purchasers (the "Agent"), various fees (including fees paid to the Agent and the Conduit under a fee letter), fees and costs paid to the Servicer (as described below), amounts required to be paid to reduce the interests in the Receivables purchased by the Purchasers, amounts required to be paid if the representations and warranties regarding the Receivables are no longer true, broken funding costs, default fees and amounts payable as yield (the "Yield") on the capital at any time associated with the undivided interest in purchased Receivables. The Yield for any interest accrual period, as applied to capital provided by Financial Institutions, shall be an amount equal to the product of the applicable Bank Rate (either (i) the London Interbank Offered Rate (LIBOR), plus a spread, or (ii) the higher of (a) the rate of interest per annum determined by Bank One, NA from time to time as its prime commercial lending rate and (b) the Federal Funds Effective Rate plus .50%), multiplied by the capital invested. The Yield for each month, as applied to capital provided by the Conduit, shall be an amount based on the effective cost of funds on promissory notes issued by the Conduit in the commercial paper market.

     Each Applicant is designated as the Servicer under the RPA to which it is a party. Thus, the transactions described above will have no effect on the services each Applicant provides to its customers. Among other things, each Applicant will continue to bill and collect all of its utility service accounts receivable in accordance with its current credit and collection policies. As compensation for the services it renders, each Applicant (as Servicer) will be paid a monthly servicing fee equal to .25% of the aggregate outstanding balance of all Receivables during such month. Upon the occurrence of certain events, including, among others, a failure by an SPE to pay indebtedness or other fees when due or to perform or observe certain covenants under the RPA, an event of insolvency affecting an SPE or an Applicant, or the failure by an Applicant to maintain certain debt coverage and capitalization ratios, the Agent would have the right to designate a new Servicer.

     It is stated that the proposed transaction will provide the Applicants with an additional source of funds, and will save Met-Ed and Penelec approximately 50-125 basis points over the cost of conventional financing and Penn Power approximately 40-115 basis points over conventional financing. Based on present market conditions, the Applicants estimate that the current cost of the funds available under the Receivables program is 1.545% in the case of Met-Ed and Penelec and 1.645% in the case of Penn Power, as compared to the estimated costs to the Applicants of bank financing (2.75%) and a one-year floating rate note (approximately 2%). Proceeds of the Receivables sale program will be used by the Applicants for general corporate purposes.

     The Pennsylvania Public Utility Commission, which has jurisdiction over each of the three Applicants, has approved the proposed transaction. It is stated that no other state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.


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